SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for 29 July 2004

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosures: Sasol publishes investor newsletter on its website

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)
Share codes:JSE - SOL

NYSE - SSL

("Sasol")

Sasol publishes investor newsletter on its website

Sasol has published Investor Insight, a newsletter aimed at investors interested in Sasol, on its website. The newsletter includes articles such as a business review, an overview of American depositary receipts, a review of capital investment at Sasol, updates and highlights of some of the major projects in progress such as Project Turbo, Oryx GTL etc, as well as other information. The July 2004 newsletter can be accessed as follows:-
html version http://www.sasol.org/investor_news/index.htm
pdf version

http://www.sasol.com/sasol_internet/downloads/investor%20 insight%20jul%2004_1091086638318.pdf website
http://www.sasol.com

29 July 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,

the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 July 2004

By:

/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary